[LETTERHEAD OF TROY & GOULD PC]

March 24, 2005

Ms. Jennifer Hardy

Branch Chief

Mail Stop 5-10

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549-0510

Re:  SI Technologies, Inc.

Schedule 14A filed March 8, 2005

File No. 000-12370

Dear Ms. Hardy:

Below for your consideration, on behalf of our client, SI Technologies, Inc. (the “Company”), are responses to your letter dated March 15, 2005 to Howard George containing the Staff’s comments with respect to the Company’s Amended Schedule 14A filed on March 8, 2005 (the “Amended Proxy Statement”). The numbers of the paragraphs below correspond to the numbers of the comments contained in the Staff’s letter.

We have enclosed one (1) copy, and simultaneously herewith are sending separately to the Staff four (4) courtesy copies of the Second Amended Statement (the “Second Amendment”), which have been marked to show the changes made to the Amended Proxy Statement. The Second Amendment is being filed with the Securities and Exchange Commission by EDGAR concurrently herewith. The changes in the Second Amendment reflect the responses to the Staff’s comments.

General

1. We restate prior comment 1. In this regard, we note you have not disclosed in your filing the financial condition of the acquiring party such that a security holder may make an informed decision regarding the proposed transaction. We also note your response indicating that you have effectively provided this information by referring security holders to the public filings of the acquiring party. Please consider whether you may incorporate this disclosure by reference and supplementally provide us your analysis. See Item 14(a) of Schedule 14A.

Response: In accordance with our discussion on March 17, 2005 with Andrew Schoeffler of the Division of Corporation Finance, we have included on page 27 of the Second Amendment disclosure of Vishay’s representation to the Company regarding the availability of funds.

Summary Financial Projections, page 18

2. We note your disclaimers contained in the first paragraph on page 19. You may not disclaim responsibility for information contained in your filing. Please delete these disclaimers.

Response: The requested revision has been included on page 19 of the Second Amendment.

Opinion of Financial Advisor, page 19

3. We restate prior comment 15 as it relates to the disclosure under “Select Precedent Industrial Measurement Transactions Analysis” and “Capitalization of Earnings Analysis.”

Response: In accordance with our discussion on March 18, 2005 with Andrew Schoeffler of the Division of Corporation Finance, no changes have been made to the disclosure with respect to this comment.

We appreciate your responsiveness and assistance with the Amendment. Please do not hesitate to contact the undersigned at (310) 789-1254 or Alan Spatz of our office at (310) 789-1231 with respect to this submission.

Sincerely,

/s/ Kathryn M. Moore

Kathryn M. Moore

Enclosures

cc: Howard George, Chief Financial Officer, SI Technologies, Inc.

Andrew Schoeffler, Securities and Exchange Commission, Division of Corporation Finance

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